MANAGEMENT'S DISCUSSION & ANALYSIS

September 30, 2024

November 9, 2024

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with our unaudited condensed interim consolidated financial statements and notes thereto as at and for the three and nine months ended September 30, 2024, and should also be read in conjunction with the audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2023. The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Unless otherwise indicated, all references to "$" and "dollars" in this discussion and analysis mean Canadian dollars.
All references in this MD&A to "the Company," "Oncolytics," "we," "us," or "our" and similar expressions refer to Oncolytics Biotech Inc. and the subsidiaries through which it conducts its business unless otherwise indicated.

Forward-Looking Statements

The following discussion contains forward-looking statements, within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements, including: our belief as to the potential and mechanism of action of pelareorep, an intravenously delivered immunotherapeutic agent, as a cancer therapeutic; our expectation that pelareorep’s ability to enhance innate and adaptive immune responses within the TME will play an increasingly important role as our clinical development program advances, and our belief that this approach increases opportunities for expanding our clinical program and business development and partnering opportunities, has the most promise for generating clinically impactful data and offers the most expeditious path to regulatory approval; our business strategy, goals, focus, and objectives for the development of pelareorep, including our immediate primary focus on advancing our programs in hormone receptor-positive / human epidermal growth factor 2-negative metastatic breast cancer and metastatic pancreatic ductal adenocarcinoma to registration-enabling clinical studies and our exploration of opportunities for registrational programs in other gastrointestinal cancers through our GOBLET platform study; our expectation that we will incur substantial losses and will not generate significant revenues until and unless pelareorep becomes commercially viable; our estimations regarding cash and cash equivalents on hand being sufficient to fund operations into the second quarter of 2025; our plans to fund ongoing operations by raising additional funds through the sale of our common shares or other capital resources, such as strategic collaborations and debt; the availability of additional liquidity and the terms thereof; our ability to reduce or eliminate planned expenditures to extend our operating runway if additional financing cannot be obtained when required; the anticipated design and outcomes of our various planned studies; our plan to conduct a registration-enabling study to assess pelareorep-based combination therapy in patients with advanced or metastatic HR+/HER2- breast cancer; our belief that the design of our adaptive trial with GCAR could accelerate the registrational timeline and provide substantial cost savings compared to traditional trial designs; our belief that we currently have sufficient drug product to support our clinical development program and our focus on expanding the scale of our production capabilities towards registration and commercial readiness; ongoing bulk manufacturing and expanded filling capabilities forming part of our planned process validation; continued process validation being required to ensure our product meets specifications and quality standards, and the inclusion thereof in our submission to regulators, including the FDA, for product approval; ongoing patent applications and the potential duration of patent rights; our expected pelareorep development plan for the remainder of 2024, including our plans to finalize a submission to the FDA for a randomized phase 2 trial in breast cancer and the related enrollment plan, our plans to work with GCAR to draft the master protocol associated with a pancreatic cancer study and engage the FDA to discuss the adaptive design, our plans to continue enrolling GOBLET’s expanded anal cancer cohort and newly added pancreatic cancer cohorts, our plans to have the safety run-in data from the newly added pancreatic cancer cohort evaluated by GOBLET's data and safety and monitoring board; the focus of and plans for our manufacturing program; our plans for our intellectual property program; our ongoing evaluation of all types of financing arrangements; the sale of securities under the Base Shelf (as defined herein) and our expectations regarding the ability of the Base Shelf to shorten the time required to close a financing and increase the number of potential investors that may be prepared to invest in the Company; our plans to use our ATM equity distribution agreement to assist us in achieving our capital objective; our expectation that we will continue to access equity arrangements to help support our operations; our assessment of marketable securities; our objective to maintain adequate cash reserves to support our planned activities and the methods used to achieve such objective; our continued management of our research and development plan; our expectation to fund our expenditure requirements and commitments with existing working capital; the judgment applied in assessing our ability to continue as a going concern and the material uncertainties that raise substantial doubt on our ability to continue as a going concern; our belief that we are not able to fund our operations for at least the next twelve months from the balance sheet date with the cash and cash equivalents on hand; our estimate of our cash runway; the factors that affect our cash usage; our expectation that we will increase our spending in connection with the research and development of pelareorep over the next several years as we look to advance our breast and gastrointestinal cancer programs into later stages of clinical development and the increased costs associated with later stages of clinical development; our expectation that we will continue to incur additional costs associated with operating as a public company; the potential for adjustments to our condensed interim consolidated financial statements; the dilutive effects of raising funds by issuing equity; the potential that debt financing may involve restrictive covenants that may impact our ability to conduct our business; making reductions in spending, including potentially delaying, scaling back or eliminating certain of our development programs, extending payment terms with suppliers, or liquidating assets in the event we are unable to secure additional funding, and the effects thereof on our business, results of operations and future prospects; the cost and time associated with conducting clinical trials and obtaining regulatory approval; the factors that may affect the probability of successful commercialization of our drug candidates; potential changes to the amount and timing of payments under our contractual obligations and commitments; the expectation that counterparties to financial instruments will meet their contractual obligations; our approach to credit rate, interest rate, foreign exchange, and liquidity risk mitigation; our anticipated use of the remaining proceeds raised as part of our 2023 public offering of common shares and warrants; the effectiveness of our internal control systems; and other statements that are not historical facts or which are related to anticipated developments in our business and technologies. In any forward-looking statement in which we express an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation, or belief will be achieved. Forward-looking statements involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.
Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize pelareorep, uncertainties related to the research, development, and manufacturing of pelareorep, uncertainties related to competition, changes in technology, the regulatory process, and general changes to the economic environment.
With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding, among other things: our ability to recruit and retain employees, our continued ability to obtain financing to fund our clinical development plan, our ability to receive regulatory approval to commence enrollment in the clinical studies which are part of our clinical development plan, our ability to maintain our supply of pelareorep, and future expense levels being within our current expectations.
Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates, and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake any obligation to update these forward-looking statements except as required by applicable law.

Company Overview
We are a clinical-stage biopharmaceutical company developing pelareorep, a safe and well-tolerated intravenously delivered immunotherapeutic agent that activates the innate and adaptive immune systems and weakens tumor defense mechanisms. This improves the ability of the immune system to fight cancer, making tumors more susceptible to a broad range of oncology treatments.
Pelareorep is a proprietary isolate of reovirus, a naturally occurring, non-pathogenic double-stranded RNA (dsRNA) virus commonly found in environmental waters. Pelareorep has shown promising results in changing the tumor microenvironment (TME). This creates a more immunologically favorable TME, which in turn makes the tumor more susceptible to various treatment combinations. These treatments include chemotherapies, checkpoint inhibitors, and other immuno-oncology approaches such as CAR T therapies, bispecific antibodies, and CDK4/6 inhibitors. Pelareorep induces a new army of tumor-reactive T cells, helps these cells to infiltrate the tumor through an inflammatory process, and promotes the overexpression of PD-1/PD-L1. By priming the immune system with pelareorep, we believe we can increase the proportion of patients who respond to immunotherapies and other cancer treatments, especially in cancers where immunotherapies have failed or provided limited benefit.

As our clinical development program advances, we anticipate pelareorep's ability to enhance innate and adaptive immune responses within the TME will play an increasingly important role. This greatly increases opportunities for expanding our clinical program, business development, and partnering opportunities to address a broad range of cancers in combination with various other therapies. We believe this approach has the most promise for generating clinically impactful data and offers the most expeditious path to regulatory approval.
Our primary focus is to advance our programs in hormone receptor-positive / human epidermal growth factor 2-negative (HR+/HER2-) metastatic breast cancer (mBC) and metastatic pancreatic ductal adenocarcinoma (PDAC) to registration-enabling clinical studies. In addition, we are exploring opportunities for registrational programs in other gastrointestinal cancers through our GOBLET platform study.
We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until and unless pelareorep becomes commercially viable. As at September 30, 2024, we had cash and cash equivalents of $19,598. Without raising additional funding or reducing or eliminating our planned expenditures, we estimated our cash and cash equivalents to fund our operations into the second quarter of 2025. We plan on raising additional funds through the sale of our common shares or other capital resources, such as collaborations and debt, to fund our ongoing operations. However, given the difficulty for micro-cap market capitalization companies to raise significant capital, there can be no assurance that additional liquidity will be available under acceptable terms or at all. Furthermore, if we are unable to obtain additional financing when required, there can be no assurance that we will be able to sufficiently reduce or eliminate our planned expenditures to extend our operating runway. These material uncertainties raise substantial doubt on our ability to continue as a going concern. See further discussion in "Liquidity and Capital Resources".

Third Quarter 2024 Pelareorep Development Update

Clinical Trial Program
Breast cancer program
Final results announced for BRACELET-1 study
BRACELET-1 was a randomized open-label study that enrolled 48 patients with HR+/HER2- mBC into three cohorts: paclitaxel (PTX) alone, PTX in combination with pelareorep, and PTX in combination with both pelareorep and avelumab, a human anti-PD-L1 antibody.
In the third quarter of 2024, we announced final BRACELET-1 results. The results were based on efficacy data collected and analyzed two years after the last patient was enrolled as specified by the protocol. Results of the final BRACELET-1 analysis demonstrated that the median overall survival (OS) could not be calculated in the PTX + pelareorep arm as more than half of the patients in that arm remained alive at study end, in contrast with a median OS of 18.2 months in the PTX monotherapy arm. A conservative estimate of median OS for the pelareorep arm is 32.1 months, demonstrating that PTX + pelareorep delivered a greater than 12-month survival advantage compared to PTX alone. This survival benefit is further illustrated by the 24-month overall survival rate, which showed that 64% of patients treated with pelareorep combination therapy survived at least 2 years compared to only 33% of patients treated with PTX alone. In addition, final progression-free survival (PFS) was 12.1 months for PTX + pelareorep compared to 6.4 months for PTX alone, yielding a benefit of 5.7 months. These results also substantiated the statistically significant near doubling of median OS observed in our earlier randomized IND-213 study in a similar patient population treated with pelareorep + chemotherapy compared to chemotherapy alone. The strong survival data from the BRACELET-1 and IND-213 studies, along with the FDA's productive guidance on our registration study plan from a recent Type C meeting, have provided the foundation for our plan to conduct a registration-enabling study to assess pelareorep-based combination therapy in patients with advanced or metastatic HR+/HER2- breast cancer.
Gastrointestinal cancer program
Preliminary collaboration agreement with GCAR for inclusion in anticipated pancreatic cancer trial
In the third quarter of 2024, we continued working with the Global Coalition for Adaptive Research (GCAR) on incorporating a pelareorep combination therapy arm treating first-line metastatic PDAC as part of GCAR’s anticipated master protocol for metastatic pancreatic cancer. This adaptive trial design could accelerate the registrational timeline and provide substantial cost savings compared to traditional trial designs.
Collaboration with Roche and AIO-Studien-gGmbH: GOBLET platform study
Our GOBLET platform study is a collaboration with Roche and AIO-Studien-gGmbH, a leading academic cooperative medical oncology group based in Germany. The study is investigating the use of pelareorep, in combination with Roche's anti-PD-L1 checkpoint inhibitor atezolizumab (Tecentriq®) and/or chemotherapy (gemcitabine and nab-paclitaxel, TAS-102, or modified FOLFIRINOX (mFOLFIRINOX)), where appropriate, in advanced or metastatic gastrointestinal tumors. The study is being conducted at 17 centers in Germany. The study's co-primary endpoints are safety and objective response rate and/or disease control rate at week 16. Key secondary and exploratory endpoints include additional efficacy assessments and evaluation of potential biomarkers. The study employs a two-stage design comprising of patients with first-line advanced/metastatic and newly diagnosed metastatic PDAC, first- and third-line metastatic colorectal (CRC), and second-line or later anal cancer. Any cohort meeting pre-specified efficacy criteria in Stage 1 may be advanced to Stage 2 and enroll additional patients. Our first-line advanced/metastatic PDAC, third-line metastatic CRC, and second-line or later anal cancer cohorts have completed Stage 1 and met the pre-specified success criteria. Our cohort evaluating newly diagnosed metastatic PDAC patients treated with pelareorep in combination with mFOLFIRINOX with or without atezolizumab (Tecentriq®) is supported by the Pancreatic Cancer Action Network (PanCAN) Therapeutic Accelerator Award.
In the third quarter of 2024, we continued enrollment in our new PDAC mFOLFIRINOX cohort to evaluate the tolerability of each treatment arm in this cohort. Additionally, we continued to enroll, treat, and monitor patients in our anal cancer cohort.

Manufacturing and Process Development
While we currently have sufficient drug product supply to support our clinical development program, we continued our activities to expand our production capabilities as we focus on advancing our active drug substance and finished drug product towards registration and commercial readiness. During the third quarter of 2024, we completed a current good manufacturing practice (cGMP) production run and began the related batch release testing. We also sourced materials required for our planned product fills and incurred storage and distribution costs to maintain our product supply. Ongoing bulk manufacturing and expanded filling capabilities are both part of the planned process validation. Continued process validation is required to ensure that the resulting product meets the specifications and quality standards and will form part of our submission to regulators, including the FDA, for product approval.

Intellectual Property
At the end of the third quarter of 2024, we had 148 patents, including 13 U.S. and 7 Canadian patents, and issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus and formulations that we use in our clinical trial program. We also have patents covering methods for manufacturing pelareorep and screening for susceptibility to pelareorep. These patent rights extend to at least the end of 2031. In addition, we have ongoing patent applications that may extend the patent rights beyond 2031.

Financing Activity
U.S. "at-the-market" (ATM) equity distribution agreement
During the nine months ended September 30, 2024, we sold 2,596,533 common shares for gross proceeds of $4,062 (US$2,998) at an average price of $1.56 (US$1.15). We received proceeds of $3,940 (US$2,908) after commissions of $122 (US$90). In total, we incurred share issue costs (including commissions) of $582.

Cash Resources
We ended the third quarter of 2024 with cash and cash equivalents of $19,598 (see "Liquidity and Capital Resources").
Pelareorep Development for the Remainder of 2024
For the remainder of 2024, our clinical objectives will continue to revolve around our breast and pancreatic programs. Following the strong efficacy results from BRACELET-1, we intend to finalize our submission to the FDA for a randomized phase 2 trial examining pelareorep + paclitaxel combination therapy in breast cancer. This registration-enabling trial will enroll approximately 180 patients with HR+/HER2- advanced/metastatic breast cancer who have progressed on antibody-drug conjugates (ADCs) like Enhertu, who are not eligible for ADCs, or who cannot tolerate ADCs. In relation to our pancreatic cancer program, working with GCAR, we intend to continue drafting the master protocol associated with a pancreatic cancer study and engage the FDA to discuss the adaptive design. We also plan to continue enrolling GOBLET's expanded anal cancer and newly added pancreatic cancer cohorts. The safety run-in data from the newly added pancreatic cancer cohort will also be evaluated by GOBLET's data and safety and monitoring board.
Our manufacturing program will focus on filling product and performing the associated analytical testing, as well as distribution of pelareorep to our various clinical sites for ongoing and upcoming activities. In addition, we plan to finalize an agreement with a secondary fill/finish supplier. Finally, our intellectual property program includes filings for additional patents and monitoring activities required to protect our patent portfolio.

Results of Operations
Comparison of the three months ended September 30, 2024, and 2023:
Unless otherwise indicated, all amounts below are presented in thousands of Canadian dollars, except for share amounts.
Net loss for the three months ended September 30, 2024, was $9,543 compared to $9,925 for the three months ended September 30, 2023.
Research and Development Expenses (“R&D”)
Our R&D expenses increased by $983 from $5,811 for the three months ended September 30, 2023, to $6,794 for the three months ended September 30, 2024. The following table summarizes our R&D expenses for the three months ended September 30, 2024, and 2023:

	Three Months Ended September 30,
	2024	2023	Change
Clinical trial expenses	$1,419	$1,010	$409
Manufacturing and related process development expenses	3,585	2,979	606
Intellectual property expenses	101	84	17
Translational science expenses	47	—	47
Personnel-related expenses	1,297	1,317	(20)
Share-based compensation expense	282	399	(117)
Other expenses	63	22	41
Research and development expenses	$6,794	$5,811	$983
The increase in our R&D expenses in the third quarter of 2024 was primarily due to the following:
•Increased manufacturing and related process development expenses related to completing a cGMP production run compared to an engineering production run and the related batch testing during the same period last year; and

•Increased clinical trial expenses associated with planning activities as part of GCAR’s anticipated metastatic pancreatic cancer master protocol, BRACELET-1 study close-out costs, and clinical data management of legacy studies. The increase was partly offset by lower GOBLET study costs as we focus on enrolling the new mFOLFIRINOX cohort, which is supported by the PanCAN Therapeutic Accelerator Award ($595 of the funds received were applied).
General and Administrative Expenses ("G&A")
Our G&A expenses decreased by $2,132 from $5,237 for the three months ended September 30, 2023, to $3,105 for the three months ended September 30, 2024. The following table summarizes our G&A expenses for the three months ended September 30, 2024, and 2023:

	Three Months Ended September 30,
	2024	2023	Change
Public company-related expenses	$2,041	$4,180	$(2,139)
Personnel-related expenses	680	645	35
Office expenses	116	109	7
Share-based compensation expense	163	200	(37)
Depreciation - property and equipment	36	20	16
Depreciation - right-of-use assets	69	83	(14)
General and administrative expenses	$3,105	$5,237	$(2,132)
The decrease in our G&A expenses in the third quarter of 2024 was primarily due to lower investor relations activities and the transaction costs allocated to warrants as part of our public offering in 2023 (see note 7 of our condensed interim consolidated financial statements).
Change in fair value of warrant derivative
In the third quarter of 2024, we recognized a gain of $229 on the change in fair value of our warrant derivative compared to a gain of $515 in the third quarter of 2023. The gain recognized in 2024 and 2023 primarily related to the warrants issued as part of our 2023 financing. In the third quarter of 2024, the underlying market price of these warrants changed from US$0.99 at June 30, 2024, to US$0.88 at September 30, 2024. In the third quarter of 2023, the underlying market price of these warrants changed from US$2.26 and US$2.39 at their respective issuance dates to US$2.20 at September 30, 2023. The number of outstanding warrants was 7,667,050 at September 30, 2024.
Foreign Exchange
Our foreign exchange losses were $122 for the third quarter of 2024 compared to gains of $310 for the third quarter of 2023. The foreign exchange impact mainly reflected the fluctuation of the U.S. dollar versus the Canadian dollar throughout the respective periods, primarily on our U.S. dollar-denominated cash and cash equivalents and marketable securities balances.

Comparison of the nine months ended September 30, 2024, and 2023:
Net loss for the nine months ended September 30, 2024, was $23,693 compared to $23,803 for the nine months ended September 30, 2023.
Research and development expenses (“R&D”)
Our R&D expenses increased by $4,044 from $13,051 for the nine months ended September 30, 2023, to $17,095 for the nine months ended September 30, 2024. The following table summarizes our R&D expenses for the nine months ended September 30, 2024, and 2023:

	Nine Months Ended September 30,
	2024	2023	Change
Clinical trial expenses	$4,385	$2,941	$1,444
Manufacturing and related process development expenses	7,425	4,856	2,569
Intellectual property expenses	299	327	(28)
Translational science expenses	47	—	47
Personnel-related expenses	3,856	4,071	(215)
Share-based compensation expense	932	735	197
Other expenses	151	121	30
Research and development expenses	$17,095	$13,051	$4,044
The increase in our R&D expenses for the nine months ended September 30, 2024, was primarily due to the following:
•Increased manufacturing and related process development expenses associated with two cGMP production runs compared to an engineering production run during the same period in the prior year;
•Increased clinical trial expenses related to planning activities as part of GCAR’s anticipated pancreatic cancer master protocol and BRACELET-1's patient data management and analysis. The increase was partly offset by lower GOBLET study costs as we focus on enrolling the new mFOLFIRINOX cohort, which is supported by the PanCAN Therapeutic Accelerator Award ($1,219 of the funds received were applied), and clinical data management of legacy studies; and
•Increased share-based compensation expense resulting from the impact of the vesting of options and share awards granted in prior periods.
General and administrative expenses ("G&A")
Our G&A expenses decreased by $2,441 from $11,891 for the nine months ended September 30, 2023, to $9,450 for the nine months ended September 30, 2024. The following table summarizes our G&A expenses for the nine months ended September 30, 2024, and 2023:

	Nine Months Ended September 30,
	2024	2023	Change
Public company-related expenses	$6,160	$8,868	$(2,708)
Personnel-related expenses	2,000	1,972	28
Office expenses	369	332	37
Share-based compensation expense	595	423	172
Depreciation - property and equipment	92	62	30
Depreciation - right-of-use assets	234	234	—
General and administrative expenses	$9,450	$11,891	$(2,441)
The decrease in our G&A expenses for the nine months ended September 30, 2024, was primarily due to lower public-company related expenses associated with lower investor relations activities, the transaction costs allocated to warrants as part of our public offering in 2023 (see note 7 of our condensed interim consolidated financial statements), and lower directors and officers liability insurance premiums. The above decrease was partly offset by higher share-based compensation expense resulting from the impact of the vesting of options and share awards granted in prior periods.

Change in fair value of warrant derivative
For the nine months ended September 30, 2024, we recognized a gain of $1,333 on the change in fair value of our warrant derivative compared to a gain of $439 for the nine months ended September 30, 2023. The gain recognized in 2024 and 2023 primarily related to the warrants issued as part of our 2023 financing. For the nine months ended September 30, 2024, the underlying market price of these warrants changed from US$1.35 at December 31, 2023, to US$0.88 at September 30, 2024. For the nine months ended September 30, 2023, the underlying market price of these warrants changed from US$2.26 and US$2.39 at their respective issuance dates to US$2.20 at September 30, 2023. The number of outstanding warrants was 7,667,050 at September 30, 2024.
Foreign exchange
Our foreign exchange gains for the nine months ended September 30, 2024, were $579 compared to losses of $83 for the nine months ended September 30, 2023. The foreign exchange impact mainly reflected the fluctuation of the U.S. dollar versus the Canadian dollar throughout the respective periods, primarily on our U.S. dollar-denominated cash and cash equivalents and marketable securities balances.

Summary of Quarterly Results
Historical patterns of expenditures cannot be taken as an indication of future expenditures. Our current and future expenditures are subject to numerous uncertainties, including the duration, timing, and costs of R&D activities ongoing during each period and the availability of funding from investors and prospective partners. As a result, the amount and timing of expenditures and, therefore, liquidity and capital resources may vary substantially from period to period.

	2024			2023				2022
	Sept(4)	June(4)	March(4)	Dec.(4)	Sept.	June	March	Dec.
Revenue	—	—	—	—	—	—	—	—
Net loss(1)(2)(3)	(9,543)	(7,256)	(6,894)	(3,949)	(9,925)	(7,441)	(6,437)	(8,554)
Basic and diluted loss per common share(1)(2)(3)	$(0.12)	$(0.10)	$(0.09)	$(0.05)	$(0.14)	$(0.12)	$(0.10)	$(0.14)
Total assets(5)	24,262	32,069	34,750	38,820	46,089	31,966	35,328	37,334
Total cash, cash equivalents, and marketable securities(5)	19,598	24,850	29,603	34,912	39,981	24,351	29,670	32,138
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(6)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(1)Included in consolidated net loss and loss per common share were share-based compensation expenses of $445, $506, $576, $759, $599, $242, $317, and $749, respectively.
(2)Included in consolidated net loss and loss per common share were foreign exchange (losses) gains of $(122), $184, $517, $(392), $310, $(394), $1, and $(274), respectively.
(3)Included in consolidated net loss and loss per common share was interest income of $303, $382, $461, $508, $324, $286, $280, and $330, respectively.
(4)Included in consolidated net loss and loss per common share were gains resulting from a change in fair value of warrant derivative of $229, $235, $869, and $4,846, respectively.
(5)We raised net cash proceeds of nil, $2,040, $1,598, $1,846, $20,802, $3,792, $5,372, and $5,972, respectively, from issuing common shares.
(6)We have not declared or paid any dividends since incorporation.

During the quarter ended September 30, 2023, we completed an engineering production run, resulting in higher manufacturing and related process development expenses. We also incurred higher public company-related expenses associated with higher investor relations activities and the portion of the 2023 public offering transaction costs allocated to warrants (see note 7(b) of our condensed interim consolidated financial statements). During the quarter ended September 30, 2024, we completed a cGMP production run, resulting in higher manufacturing and related process development expenses. During the quarters ended December 31, 2023, and 2022, we incurred expenses related to annual short-term incentive awards.

Liquidity and Capital Resources

As a clinical-stage biopharmaceutical company, we have not been profitable since our inception. We expect to continue to incur substantial losses as we continue our research and development efforts. We do not expect to generate significant revenues until and unless pelareorep becomes commercially viable. To date, we have funded our operations mainly through issuing additional capital via public offerings, equity distribution arrangements, and the exercise of warrants and stock options. For the nine months ended September 30, 2024, we were able to raise funds through our U.S. ATM.

We have no assurances that we will be able to raise additional funds through the sale of our common shares. Consequently, we will continue to evaluate all types of financing arrangements.
On July 19, 2024, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to $150 million of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the U.S. or both. The Base Shelf will be effective until August 19, 2026. Under the Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents, or other intermediaries. We may also sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be performed from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.
Renewing our Base Shelf provides additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in the Company. Funds received from using our Base Shelf would be used in line with our Board-approved budget and multi-year plan.
Our Base Shelf allowed us to enter our ATM equity distribution agreement in August 2024 (see "Use of Proceeds"). We plan to use this equity arrangement to assist us in achieving our capital objective. This arrangement provided us with the opportunity to raise capital and better manage our cash resources. We expect to continue to access equity arrangements to help support our operations.
As at September 30, 2024, and December 31, 2023, we had cash and cash equivalents as follows:

	September 30, 2024	December 31, 2023
Cash and cash equivalents	$19,598	$34,912
We have no debt other than accounts payable and accrued liabilities and lease liabilities. We have commitments relating to completing our research and development of pelareorep.
The following table summarizes our cash flows for the periods indicated:

	Nine Months Ended September 30,
	2024	2023	Change
Cash used in operating activities	$(19,120)	$(22,324)	$3,204
Cash (used in) provided by investing activities	(233)	20,225	(20,458)
Cash provided by financing activities	3,297	30,252	(26,955)
Impact of foreign exchange on cash and cash equivalents	742	162	580
(Decrease) increase in cash and cash equivalents	$(15,314)	$28,315	$(43,629)
Cash used in operating activities
The decrease reflected non-cash working capital changes, partly offset by higher net operating activities in 2024.
Cash used in operating activities for the nine months ended September 30, 2024, consisted of a net loss of $23,693 offset by non-cash adjustments of $75 and by non-cash working capital changes of $4,498. Non-cash items primarily included change in fair value of warrant derivative, share-based compensation expense, and unrealized foreign exchange gains. Non-cash working capital changes mainly reflected increased accounts payable and accrued liabilities and decreased prepaid expenses (see note 13 of our condensed interim consolidated financial statements).
Cash used in operating activities for the nine months ended September 30, 2023, consisted of a net loss of $23,803 offset by non-cash adjustments of $1,240 and non-cash working capital changes of $239. Non-cash items primarily included share-based compensation expense and change in fair value of warrant derivative. Non-cash working capital changes mainly reflected increased accounts payable and accrued liabilities and prepaid expenses (see note 13 of our condensed interim consolidated financial statements).

Cash (used in) provided by investing activities
The change was primarily related to the maturities of marketable securities in the first nine months of 2023. We assess whether to acquire marketable securities based on a comparative analysis of the anticipated yield from an investment in marketable securities versus the interest earnings from our cash deposits in interest-bearing accounts.
Cash provided by financing activities
The decrease was mainly due to our 2023 public offering and U.S. ATM activities. During the nine months ended September 30, 2024, we sold 2,596,533 common shares for gross proceeds of $4,062 (US$2,998) at an average price of $1.56 (US$1.15). During the nine months ended September 30, 2023, as part of a public offering, we issued 7,667,050 units for gross proceeds of $23,262 (US$17,251) at a price of US$2.25 per unit. We also sold 4,205,240 common shares for gross proceeds of $9,128 (US$6,764) at an average price of $2.17 (US$1.61).
Operating Capital Requirements
Our objective is to maintain adequate cash reserves to support our planned activities, including our clinical trial program, product manufacturing, administrative costs, and intellectual property protection. To do so, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board. The budget establishes the approved activities for the upcoming year and estimates the associated costs. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity. Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board. We continue to manage our research and development plan to ensure optimal use of our existing resources as we expect to fund our expenditure requirements and commitments with existing working capital.
Management has applied significant judgment in the assessment of our ability to continue as a going concern. In our going concern assessment, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. We have concluded that our cash and cash equivalents is not sufficient to fund our planned operations and meet our obligations for the twelve months following the balance sheet date without raising additional funding or reducing or eliminating our planned expenditures. Factors that will affect our anticipated cash usage for which additional funding might be required include, but are not limited to, expansion of our clinical trial program, the timing of patient enrollment in our clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken, and other factors described in the "Risk Factors" section of our most recent annual report on Form 20-F. The judgment and assumptions applied by management may prove to be wrong, and actual results could vary materially from our expectations as significant risks and uncertainties are involved.
We expect to increase our spending in connection with the research and development of pelareorep over the next several years as we look to advance our breast and gastrointestinal cancer programs into later stages of clinical development. A product candidate in later stages of clinical development generally has higher costs than those in earlier stages, primarily due to the increased size and duration of later-stage clinical trials. Additionally, we expect to continue to incur additional costs associated with operating as a public company.
We plan on raising additional funds through the sale of our common shares or other capital resources, such as strategic collaborations and debt, to fund our ongoing operations. However, given the difficulty for micro-cap market capitalization companies to raise significant capital, there can be no assurance that additional liquidity will be available under acceptable terms or at all. Furthermore, if we are unable to obtain additional financing when required, there can be no assurance that we will be able to sufficiently reduce or eliminate our planned expenditures to extend our operating runway until we obtain sufficient financing. These material uncertainties raise substantial doubt on our ability to continue as a going concern. Our condensed interim consolidated financial statements do not reflect the adjustments that may result from the outcome of these uncertainties. Such adjustments could be material.
To the extent that we can raise additional funds by issuing equity, our shareholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that may impact our ability to conduct our business. If we are unable to secure adequate additional funding, we may be forced to make reductions in spending, including potentially delaying, scaling back or eliminating certain of our development programs, extending payment terms with suppliers, or liquidating assets where possible. Any of these actions could materially harm our business, results of operations and future prospects.
Conducting clinical trials necessary to obtain regulatory approval is costly and time-consuming. We may never succeed in achieving marketing approval. The probability of successful commercialization of our drug candidates may be affected by numerous factors, including clinical data obtained in future trials, competition, manufacturing capability and commercial viability. As a result, we are unable to determine the duration and completion costs of our research and development projects or when and to what extent we will generate revenue from the commercialization and sale of any of our product candidates.
We are not subject to externally imposed capital requirements, and there have been no changes in how we define or manage our capital in 2024.

Contractual Obligations and Commitments

The following table summarizes our significant contractual obligations as at September 30, 2024:

	Total	Less than 1 year	1 -3 years	4 - 5 years	More than 5 years
Accounts payable and accrued liabilities	$6,922	$6,922	$—	$—	$—
Lease obligations	1,431	394	853	184	—
Total contractual obligations	$8,353	$7,316	$853	$184	$—

In addition, we are committed to payments totaling approximately $7,100 for activities mainly related to our clinical trial and manufacturing programs, which are expected to occur over the next two years. Approximately half of the committed payments relate to a production service agreement with our primary toll manufacturer, which cannot be canceled without a significant penalty. We are able to cancel most of the remaining agreements with notice. The ultimate amount and timing of these payments are subject to changes in our research and development plan.

Off-Balance Sheet Arrangements
As at September 30, 2024, we had not entered into any off-balance sheet arrangements.

Transactions with Related Parties
During the three and nine months ended September 30, 2024, and 2023, we did not enter into any related party transactions other than compensation paid to key management personnel. Key management personnel are those persons having authority and responsibility for planning, directing, and controlling our activities as a whole. We have determined that key management personnel comprise the Board of Directors, Executive Officers, President, and Vice Presidents.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Compensation and short-term benefits	$1,132	$1,010	$3,045	$3,036
Share-based compensation expense	370	541	1,304	941
	$1,502	$1,551	$4,349	$3,977

Critical Accounting Policies and Estimates
In preparing our condensed interim consolidated financial statements, we use IFRS as issued by the IASB. IFRS requires us to make certain estimates, judgments, and assumptions that we believe are reasonable based on the information available in applying our accounting policies. These estimates and assumptions affect the reported amounts and disclosures in our condensed interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates, and such differences could be material.
Our critical accounting policies and estimates are described in our audited consolidated financial statements for the year ended December 31, 2023, and available on SEDAR+ at www.sedarplus.ca and contained in our annual report on Form 20-F filed on EDGAR at www.sec.gov/edgar.
There were no material changes to our critical accounting policies in the nine months ended September 30, 2024.

Adoption of new accounting standards
IAS 1 Classification of Liabilities as Current or Non-Current
In October 2022, the IASB issued amendments to clarify how conditions with which an entity must comply within 12 months after the reporting period affect the classification of a liability. This is in addition to the amendment from January 2020 where the IASB issued amendments to IAS 1 Presentation of Financial Statements, to provide a more general approach to the presentation of liabilities as current or non-current based on contractual arrangements in place at the reporting date. These amendments specify that the rights and conditions existing at the end of the reporting period are relevant in determining whether the Company has a right to defer settlement of a liability by at least 12 months, provided that management's expectations are not a relevant consideration as to whether the Company will exercise its rights to defer settlement of a liability and clarify when a liability is considered settled. The amendments became effective on January 1, 2024. Adopting the amendments did not have a material impact on our condensed interim consolidated financial statements.
Accounting standards and interpretations issued but not yet effective
IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified roles of the primary financial statements and the notes. Narrow scope amendments have been made to IAS 7 Statement of Cash Flows and some requirements previously included within IAS 1 have been moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, which has also been renamed IAS 8 Basis of Preparation of Financial Statements. IAS 34 Interim Financial Reporting has also been amended to require disclosure of management-defined performance measures. IFRS 18 and the amendments to the other standards are effective for annual periods beginning on or after January 1, 2027, with early application permitted. IFRS 18 applies retrospectively to both annual and interim financial statements. We are assessing the impact of adopting this standard on our consolidated financial statements.
Financial Instruments and Other Instruments
Fair value of financial instruments
Our financial instruments consist of cash and cash equivalents, other receivables, accounts payable and accrued liabilities, other liabilities, and warrant derivative. As at September 30, 2024, and December 31, 2023, the carrying amount of our cash and cash equivalents, other receivables, accounts payable and accrued liabilities, and other liabilities approximated their fair value due to their short-term maturity. The warrant derivative is a recurring Level 2 fair value measurement as these warrants have not been listed on an exchange and, therefore, do not trade on an active market. As at September 30, 2024, the fair value of our warrant derivative was presented as an asset of $1,092 (December 31, 2023 - liability of $200). The change was mainly due to the revaluation of our warrants issued as part of our 2023 public offering. As the unamortized discount balance was greater than the fair value of the warrant derivative liability at September 30, 2024, the net balance was presented as an asset on our condensed interim consolidated statement of financial position. An initial discount was recognized as the difference between the fair value of the warrants and their allocated proceeds, which is amortized on a straight-line basis over the expected life of the warrants (see note 6 of our condensed interim consolidated financial statements). We use the Black-Scholes valuation model to estimate fair value.
Financial risk management
Credit risk
Credit risk is the risk of a financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. As at September 30, 2024, we were exposed to credit risk on our cash and cash equivalents in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents.
We mitigate our exposure to credit risk connected to our cash and cash equivalents by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign-domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts. Our foreign-domiciled bank accounts are used solely for the purpose of settling accounts payable and accrued liabilities or payroll.

Interest rate risk
Interest rate risk is the risk that a financial instrument's fair value or future cash flows will fluctuate because of changes in market interest rates. We hold our cash and cash equivalents in bank accounts or high-interest investment accounts with variable interest rates. We mitigate interest rate risk through our investment policy that only allows the investment of excess cash resources in investment-grade vehicles while matching maturities with our operational requirements.
Fluctuations in market interest rates do not significantly impact our results of operations due to the short-term maturity of the investments held.
Foreign exchange risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of our financial assets or liabilities. For the nine months ended September 30, 2024, we were primarily exposed to the risk of changes in the Canadian dollar relative to the U.S. dollar and Euro, as a portion of our financial assets and liabilities were denominated in such currency. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our total comprehensive loss in 2024 by approximately $29 (September 30, 2023 - $216). The impact of a $0.01 increase in the value of the Euro against the Canadian dollar would have increased our total comprehensive loss in 2024 by approximately $25 (September 30, 2023 - $12).
We mitigate our foreign exchange risk by maintaining sufficient foreign currencies by purchasing foreign currencies or receiving foreign currencies from financing activities to settle our foreign accounts payable.
Significant balances denominated in U.S. dollars were as follows:

	September 30, 2024	December 31, 2023
Cash and cash equivalents	$12,658	$24,294
Accounts payable and accrued liabilities	(3,518)	(1,476)
	$9,140	$22,818
Significant balances denominated in Euros were as follows:

	September 30, 2024	December 31, 2023
Accounts payable and accrued liabilities	€(1,125)	€(673)
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty meeting obligations associated with financial liabilities. We manage liquidity risk by managing our capital structure as outlined in note 11 of our condensed interim consolidated financial statements. Accounts payable and accrued liabilities are all due within the current operating period.

Use of Proceeds
2023 public offering and use of proceeds
The following table provides an update on the anticipated use of proceeds raised as part of the 2023 public offering of common shares and warrants along with amounts actually expended. As at September 30, 2024, the following expenditures have been incurred (in thousands of U.S. dollars):

Item	Amount to Spend	Spent to Date	Adjustments	Remaining to Spend
Pancreatic Cancer Program	$10,500	$(1,915)	$—	$8,585
Breast Cancer Program	500	(500)	—	—
General and Administrative Expenses	2,650	(480)	—	2,170
Total	$13,650	$(2,895)	$—	$10,755

ATM facility
On August 2, 2024, we entered into an ATM equity distribution agreement with Cantor Fitzgerald & Co. The ATM allows us to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$50.0 million through the facilities of the Nasdaq Capital Market in the United States until August 19, 2026. Approximately $67.4 million (US$50.0 million) remains unused under the ATM equity distribution agreement.

Other MD&A Requirements
We have 77,074,089 common shares outstanding at November 9, 2024. If all of our options and restricted share awards (7,609,836) and common share purchase warrants (8,203,743) were exercised, we would have 92,887,668 common shares outstanding.
Our 2023 annual report on Form 20-F is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Disclosure Controls and Procedures
Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that information required to be disclosed by the Company in its reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. There were no changes in our DC&P during the three months ended September 30, 2024, that materially affected or are reasonably likely to materially affect, our DC&P.
Internal Controls over Financial Reporting
The Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") are responsible for designing internal controls over financial reporting (“ICFR”) or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The CEO and CFO have designed, or caused to be designed under their supervision, ICFR to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company's CEO and CFO by others; and (ii) information required to be disclosed by the Company in its reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) 2013 framework provides the basis for management’s design of internal controls over financial reporting. There were no changes in our ICFR during the three months ended September 30, 2024, that materially affected or are reasonably likely to materially affect, our ICFR.

Management, including the CEO and CFO, does not expect that our internal controls and procedures over financial reporting will prevent all errors and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Risks and Uncertainties
We are a clinical-stage biopharmaceutical company. Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based on studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval. If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that we will generate adequate funds to continue development or will ever achieve significant revenues or profitable operations. Many factors (e.g., competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential. In developing a pharmaceutical product, we rely on our employees, contractors, consultants and collaborators, and other third-party relationships, including the ability to obtain appropriate product liability insurance. There can be no assurance that this reliance and these relationships will continue as required. In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress we have made or are making.
Investment in our common shares involves a high degree of risk. An investor should carefully consider, among other matters, the risk factors in addition to the other information in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC"), as well as our other public filings with the Canadian securities regulatory authorities and the SEC, when evaluating our business because these risk factors may have a significant impact on our business, financial condition, operating results or cash flow. If any of the described material risks in our annual report or in subsequent reports we file with the regulatory authorities actually occur, they may materially harm our business, financial condition, operating results or cash flow. Additional risks and uncertainties that we have not yet identified or that we presently consider to be immaterial may also materially harm our business, financial condition, operating results, or cash flow. For information on risks and uncertainties, please refer to the "Risk Factors" section of our most recent annual report on Form 20-F and our other public filings available on www.sedarplus.ca and www.sec.gov/edgar.